Mail Stop 3561

September 15, 2006

Polly G. Sack
General Counsel
GateHouse Media, Inc.
350 Willowbrook Office Park
Fairport, New York 14450

> **Re:** **GateHouse Media, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 31, 2006**
> **File No. 333-135944**

Dear Ms. Sack:

We have reviewed your responses to the comments in our letter dated July 21, 2006 and have the following additional comments.

<u>General</u>

1. We note your response to prior comment 7. Please expand your disclosure to explain what "operating profit" is and why you believe you have high operating profit margin.

2. We note that as part of your response to prior comments 9 and 36 you provided us copies of reports and studies upon which you relied in various sections of your filing. While we note the consent of Dirks, Van Essen & Murray you have filed as an exhibit and while we note your assertion that other sources are publicly available, please clarify whether the other sources are available to the public at nominal or no cost, quantifying their cost, if any. If the information provided by any of the third party sources you cite in your filing is not publicly available at nominal or no cost, it appears that a consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may remove the references to third parties and attribute the information to the company, based on its own research.

Our Strengths, page 2

3.  While we note your response to prior comment 11, please revise to discuss any specific risks or weaknesses along with the particular highlighted strengths to which they correlate, rather than including a brief description of risk factors at the end of the section.

Our Principal Stockholder, page 5

4.  We reissue prior comment 13, in part.  Please expand the disclosure in this section to clearly state that Fortress will control all corporate matters due to its ownership interest in the company.  Additionally, we note from your responses and revised disclosure that you plan to pay dividends to stockholders prior to the public offering and that post-offering dividends may not be comparable to the pre-offering dividends.  Please expand this section to disclose the amount Fortress will receive when such dividends are paid.  Finally, while we note the additional disclosure you have provided in the risk factors section regarding corporate opportunities, please revise to provide this discussion under a separate subheading.

Dividend Policy, page 26

5.  We note from your response to our prior comment 23 that since the dividend will be paid prior to the offering, you believe that pro forma earnings per share is not required.  However, to the extent that the amount of the dividend exceeds earnings during the twelve month period preceding the offering, the dividend is deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds, and pro forma earnings per share data should be presented on the face of the historical income statements for the latest fiscal year and subsequent interim period presented giving effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. The notes to your financial statements should also include footnote disclosure explaining the pro forma earnings per share presentation.  Refer to the guidance outlined in SAB Topic 1:B:3.  Please revise your disclosure accordingly.

Capitalization, page 27

6.  Revise your capitalization table to include a separate column which gives pro forma effect to only the payment of the dividend to be paid prior to the completion of the offering, and not to the receipt or application of the offering proceeds.

Management's Discussion and Analysis, page 36

7.  We note from your response to our prior comment 28 that you revised MD&A to disclose the total estimated value of the shares that will be granted immediately following the consummation of the offering and the amount expected to be included in compensation expense during fiscal 2006 on page 41. However, this revision does not appear to have been made. As previously requested, please revise your MD&A section to disclose the total expected value of the restricted shares issued to management upon consummation of the offering, and the amount expected to be included in compensation expense during fiscal 2006.

Critical Accounting Policies, page 38
Valuation of Privately-Held Company Equity Securities Issued as Compensation, page 38 and F-55

8.  We note the disclosures that have been added to MD&A and the notes to your interim financial statements in response to our prior comment numbers 59 and 75. However, based on your response and your revised disclosure, we are still somewhat unclear as to how the Company determined the fair value of the restricted shares issued during 2006 of $15.01 per common share. Please explain to us in further detail how the Company arrived at this valuation of its restricted shares. Your response should address all of the following matters:

    - Tell us and disclose the significant assumptions used in the discounted cash flow analysis that was used in valuing your common shares. Also, explain the basis for the significant assumptions used and supplementally provide us with copies of the discounted cash flow valuation analysis.
    - Tell us and disclose the trading multiples used in valuing the Companies common shares. Also, tell us the comparable companies and competitors that were used in preparing your valuation analysis and explain how they were considered in arriving at the $15.01 value assigned to your restricted shares.
    - Tell us and disclose how the Company's financial performance and contacts with investment banks before and after the underwriter selection process impacted the valuation of the restricted shares. Also, to the extent that the underwriters have determined the expected public offering price of your shares, please tell us how this compares to the $15.01 value determined by management and explain any factors responsible for any difference between the $15.01 per share and your expected public offering price.

    We may have further comment upon review of your response and your revised disclosures.

Results of Operations
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 42

9.  We note your disclosure that depreciation and amortization expense increased primarily due to the Acquisitions and the Merger.  Please revise your disclosure to quantify the amount of the increase that is attributed to the Merger and the amount attributed to the acquisitions of CNC and Enterprise.

10. Revise your discussion of your pro forma results of operations for the year ended December 31, 2005 to quantify the changes in your pro forma results of operations that are attributable to pro forma adjustments for the changes resulting from the merger and acquisition transactions, such as any changes in depreciation, amortization and interest expense.

Liquidity and Capital Resources, page 45

11. We note that your discussion of cash flows is based upon pro forma cash flows for the year ended December 31, 2005 and the six months ended June 30, 2006 and June 30, 2005 and historical cash flows for the year ended December 31, 2004.  We further note that the measure of cash provided by continuing operating activities for the year ended December 31, 2005, and six months ended June 30, 2005 and June 30, 2006 are actual amounts taken from the historical statements of cash flows and were not determined based on pro forma net income (loss) or other pro forma amounts.  Therefore, we believe that this measure should be removed from the table presented in MD&A as it does not represent a true pro forma amount but rather a non-GAAP combined amount.  Further, because the cash provided by (used in) continuing operating activities measure will be removed, it follows that the cash used in continuing investing activities and cash (used in) provided by continuing financing activities measures should also be removed from the table.  We encourage a discussion outside the table of your cash flows and capital structure as it would have been if the merger and acquisitions had occurred at the beginning of the periods presented.   However, your discussion should be clear as to the nature of amounts that are based on historical or actual results and the amounts that are discussed on a pro forma basis.  Please revise your disclosures accordingly.

Competition, page 70

12. Please provide support for your assertions throughout this section that your publications are or tend to be the dominant publication in an area, or revise to state this as your belief.

Certain Relationships and Related Transactions, page 83

13. While we note from your response to prior comment 40 that the material terms of the loans held by affiliates are the terms of the Company's 2006 Credit Facility, please expand your disclosure to specify the amounts purchased by the affiliates in the secondary markets per Item 404(a) of Regulation S-K.

Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 2005, the six months ended June 30, 2006 and the six months ended June 30, 2005

Note (A) (B) and (C)

14. Revise footnotes 2(A), (B), and (C) to clarify what periods have been reflected in the Columns for GateHouse Media (both Predecessor and Successor), Enterprise, and CNC in the pro forma statement of operations for the six months ended June 30, 2005.

Note (D) Adjustments, page F-12

15. Refer to footnote 2(D)(1) – Please tell us and explain in footnote 2(D)(1) the number of shares of restricted stock that will be granted to directors immediately following the consummation of the offering and disclose the expected public offering price that was used to compute the amount of compensation expense to recognized in connection with the issuance of these shares. If pricing other than the expected public offering price was used to measure compensation expense associated with these shares, please explain why. Also, please revise MD&A to include a discussion regarding the number of shares to be issued to the Company's directors in connection with the offering and the amount of expense to be recognized in connection with the issuance of these shares during the current period and in future periods.

16. Refer to footnote 2(D)(2) – Revise footnote 2(D) to explain in further detail how the pro forma depreciation and amortization expense related to Gatehouse, Enterprise, and CNC were calculated or determined. As part of your revised disclosure, please indicate the amount of the purchase price allocated to each category of property or definitive lived intangibles acquired in the transactions in addition to the related useful life used to depreciate or amortize the asset to expense. The revised disclosure should include all information needed to readily determine how any pro forma adjustments to depreciation and amortization were calculated or determined. We may have further comment upon review of your revised disclosures.

17. Refer to footnote 2(D)(2) – Please explain why pro forma depreciation expense for Gatehouse Media for the six months ended June 30, 2005 of $5,142 is significantly greater than pro forma depreciation expense for Gatehouse Media for the year ended December 31, 2005 of $2,022.

18. Refer to footnote 2(D)(3) – Please revise to disclose the amount of the borrowings and other significant assumptions (i.e., unused commitment and letter of credit fees) that were used to calculate pro forma interest expense for each period presented in your pro forma statements of operations. The information provided should easily enable the reader to determine how the pro forma interest expense amounts for each period were calculated or determined.

19. We note from your response to our prior comment 55 and revised disclosures that you have not eliminated the write-off of deferred loan costs included in Enterprise's historical statement of operations.  As previously requested, please revise to eliminate the portion of adjustment (4) eliminating the write-off of deferred loan costs included in Enterprise's historical statement of operations. The elimination of this write-off is not considered appropriate since it is not appropriate to eliminate charges not related to the acquisition or financing transactions from the historical financial statements.  Also, this adjustment will not have a continuing impact on the Company's results of operations. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

Note (E) Offering Adjustments, page F-13

20. Refer to footnote (E) – Please ensure that footnote (E) includes disclosure of all significant assumptions used to determine the pro forma adjustments. As part of these disclosures, please indicate the number of shares expected to be issued, the related offering price and the amount of proceeds that will be used to repay each outstanding debt obligation.

Note (F) Pro Forma Outstanding Shares, page F-14

21. We note that you have included pro forma adjustments to the weighted average shares outstanding used in the diluted earnings (loss) per share calculation.  Please include disclosure of the nature of the adjustment and how the amount was determined or calculated.

Report of Independent Registered Public Accounting Firm, page F-15

22. Please remove the restrictive legend that precedes the Independent Auditor's Report and complete the exception note as to the date of the accountant's report.

GateHouse Media Inc. Audited Financial Statements for the year ended December 31, 2005

Consolidated Statements of Cash Flows, page F-19

23. We note from your response to our prior comment 60 that you have reclassified the interest relating to the senior debentures from financing activities to an adjustment to reconcile net income (loss) to net cash from operating activities. Please explain to us how you determined the amount of interest reclassified, as we believe the amount should be higher in light of the total amount of the 11 5/8% Senior Debentures issued between August 2003 and February 2005 for $17,546, which solely represents interest on the Senior Discount Debentures and Senior Debentures.  Although these senior debentures were exchanged for New Senior Debentures on February 28, 2005, and the entire amount of New Senior Debentures was redeemed on June 7, 2005, we believe that the portion redeemed in June 2005 that initially related to interest accrued on either the Senior Discount Debentures or 11 5/8% Senior Debentures should be reclassified as an adjustment to reconcile net income (loss) to net cash from operating activities.  Please advise or revise as appropriate.

Notes to the Financial Statements as of December 31, 2005

General

24. We note your response and the revisions made to your interim financial statements in response to our prior comment number 61, but do not believe the revisions made were fully responsive to our prior comment. Please revise the notes to your audited financial statements to include disclosures regarding Fortress's control relationship with respect to the Company's common shares as required by paragraph 2 of SFAS No.57. Alternatively, please explain why you do not believe this is required.

Note (1) Description of Business, Basis of Presentation and Summary of Significant Accounting Policies
(f) Goodwill and Intangible Assets, page F-21

25. We note from your response to our prior comment 62 and your revised disclosure in Note 1 that you utilized the excess earnings method to determine the value of the advertiser and subscriber relationships.  In light of the net losses generated for the past several years, please explain to us how and why you utilized the excess earnings method in valuing the intangibles, and include in your response assumptions such as the rate of return used in your analysis.  Additionally, please provide us information on the actual attrition rates of your advertisers and subscribers since the merger and reassessment in June 2005 and tell us how these

actual rates compare with those used in the valuation of the intangible asset as of the date of the merger.  We may have further comment upon receipt of your response.

Also, we note from your revised disclosure in Note 1 that the useful lives of advertiser and subscriber relationships were determined based on the amount of time to realize approximately 90% of the estimated value.  Since it appears you will derive more value from these advertiser and subscriber relationships in earlier periods, it appears that a method of amortizing the intangibles which results in increased amortization in earlier periods and lesser amortization in later periods may be more appropriate than the use of the straight-line method. Please tell us what if any consideration was given to amortizing the advertiser and subscriber relationship intangibles using a method that is based on the expected revenues or benefits to be derived from the intangibles. We may have further comment upon receipt of your response.

26. We note your response and the revisions made to your financial statements in response to our prior comment but do not believe that your response or the changes made to your financial statements adequately addressed the concerns raised in our prior comment. As previously requested, please tell us and explain in the notes to your financial statements and MD&A why you believe that the strategic regional clusters of properties used in performing your impairment analysis with respect to goodwill and mastheads represent reporting units pursuant to paragraph 30 of SFAS No.142.

Note 2. Acquisitions, page F-24

(b) Lee Exchange – 2004

27. We note from your response to our prior comment 64 that an independent third party valuation was performed to determine the fair values of the newspapers acquired from Lee Enterprises.  Please revise Note 2 to clarify that the valuation was done by an independent third party.

Note 11. Preferred Stock, page F-37

28. We note from your response to our prior comment 70 that you believe it is not required to provide supplemental disclosure on the statement of cash flows because the terms of the debt exchange remained the same and you did not incur any income or loss on the exchange transaction.  We believe, however, that because the exchange transaction did have an effect on recorded liabilities, it should be separately disclosed as a supplemental disclosures to the statement of cash flows.  Please note that paragraph 32 of SFAS 95 states that an example of

noncash investing and financing transactions is exchanging noncash assets or liabilities for other noncash assets or liabilities. Please revise your disclosure on your statements of cash flows accordingly. Also, please revise the notes to the Company's financial statements to disclose the accounting treatment used for both the debenture and preferred stock exchange transactions and to explain the rational for the treatment used.

GateHouse Media Inc. Interim Financial Statements for the six months ended June 30, 2006

Note 2. Stock Based Employee Compensation, page F-48
(a) Stock Option Plan and Other Awards

29. We note from your response to our prior comment 74 and your revised disclosure in Note 2(c) that the management investor received a discount of $501 per share. Based on the other information included in the disclosure, it appears that this amount should be $5.01 per share. Please revise accordingly. Also, we note your disclosure in MD&A on page 41 that of the $.6 million non-cash compensation expense related to restricted awards, $.3 million was attributed to the purchase of common stock at a discount. It appears from your disclosures in Note 2(c), however, that only $.125 million was recorded as stock compensation expense due to the issuance of stock at a discount. Please revise accordingly.

30. We note from your response to our prior comment 75 and your revised disclosure in Note 2(d) and in MD&A that you have included discussion of the significant factors, assumptions and methodologies used in determining fair value of the restricted shares issued. Please revise your discussion in MD&A to disclose the dates of each share issuance subsequent to June 6, 2005, the fair value of those shares issued, and the methods and assumptions used to determine that fair value. Also, to the extent that the estimated public offering price differs from the fair value of shares issued during 2006 and the twelve month period preceding the filing of your Form S-1 registration statement, please revise your disclosures to include a discussion of each significant factor contributing to the difference. Refer to the guidance outlined in paragraphs 179 and 182 of the AICPA Audit and Accounting Practice Aid, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation".

Also, please explain to us how you determined the total compensation cost not yet recognized for unvested awards at June 30, 2006 of $6,216 as it does not appear to be equal to the fair value of the total restricted shares issued less the compensation cost recognized. Additionally, tell us and disclose in Note 2 to your interim financial statements the various components of the $685,000 of compensation expense recognized during the six months ended June 30, 2006.

Note 4. Acquisitions

(b) CP Media and Enterprise Newsmedia, page F-56

31. We note from your response to our prior comment 48 that you obtained a third-party contemporaneous valuation to perform the allocation of the purchase price of CP Media and Enterprise to the acquired intangible assets.  Please tell us and explain in Note 4 the methods and significant assumptions that were used to determine the fair values assigned to the various categories of intangible assets acquired in each acquisition transaction.  Also, please explain to us and disclose in Note 4 the facts and circumstances considered in determining the estimated useful lives used to amortize each category of identifiable intangible assets to expense and explain why you believe you will continue to derive benefits from this intangible for that period.  Also, please revise your disclosure to include the amount of goodwill that is expected to be deductible for tax purposes.  See paragraph 52(c) of SFAS No. 141.

Note 6. Long-Term Debt, page F-58

32. We note that on June 6, 2006 you entered into several new financial arrangements that include a first and second lien term loan facility, and a revolving credit facility.  Please revise your disclosure to include the interest rates applicable to each facility and any other significant terms of the arrangements including restrictions on your ability to pay dividends.  Refer to the requirements of Rule 4-08(e) of Regulation S-X.

CP Media Audited Financial Statements

Note 9. Commitments and Contingencies – Operating Leases, page F-78

33. We note from your response to our prior comment 78 that because you retained more than a minor part but less than substantially all of the use of the property through the leaseback agreement, you recognized the portion of the gain that exceeded the present value of the minimum lease payments called for by the leaseback.  Please revise your disclosure in Note 9 to include a description of the terms of the sale-leaseback transaction, including future commitments, obligations, provisions, or circumstances that require or result in the seller-lessee's continuing involvement. See paragraph 17 of SFAS No. 98.

\* \* \* \* \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-3454.

Regards,

Sara Kalin
Branch Chief - Legal

cc:     Via Facsimile (212) 728-9219
        William N. Dye, Esquire
        Willkie Farr & Gallagher LLP
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